7 December 2011

National Grid plc (‘the Company’)

Scrip Dividend for 2011/12 interim dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, is available to shareholders on the Register on the dividend record date.  A timetable is provided below.

The scrip dividend reference price for the 2011/12 interim dividend (being the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date) is 613.8 pence.

For American Depositary Share (ADS) holders, the ADS reference share price (being the reference share price above translated for ADSs at the average US$ rate for 30 November – 6 December 2011 inclusive) is $48.7565.

Terms and Conditions of the scrip dividend are available on the National Grid plc website at www.nationalgrid.com under the 2009 AGM Information section or from the Registrars, Capita.

2011/12 interim dividend timetable:

17 November 2011	2011/12 half year results and dividend amount declared – 13.93 pence per ordinary share; $1.0967 per ADS
30 November 2011	Ordinary shares and ADSs go ex-dividend
2 December 2011	Record date
16 December 2011	Scrip election date
18 January 2012	Dividend payment date

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116